News Announcement

CONTACT: Richard E. Gaetz, President/CEO Kevin Glass, VP Finance/CFO Vitran Corporation Inc 416/596-7664	Robert L. Rinderman Joseph N. Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

REMINDER:
Vitran management will conduct a conference call today, July 26th at 10:00 a.m. (Eastern time), to discuss the Company’s 2002 second quarter results. The conference call dial-in is: 800/633-8476. There will be a live webcast at http:// www.vcall.com/EventPage.asp?ID=81998

VITRAN RESULTS IMPROVE SHARPLY,
REPORTS $0.30 EPS IN SECOND QUARTER

TORONTO, ONTARIO (July 26, 2002) — Vitran Corporation Inc. (TSE:VTN.A, AMEX:VVN), a North American transportation and logistics firm, today announced strong operating results for the three-and six-month periods ended June 30, 2002 (all figures reported in Canadian dollars).

For the second quarter ended June 30, 2002, Vitran posted net income from continuing operations of $2,908,000, or $0.30 per basic and diluted share, compared to $246,000 or $0.03 per basic and diluted share in the year-ago three-month period. Per share results are based on 9,742,623 and 9,859,778 weighted average shares outstanding during the 2002 and 2001 three-month periods, respectively.

Revenues from continuing operations for the second quarter of 2002 rose to $121,576,000, compared to $120,975,000 for the same period in 2001. Vitran’s second quarter Earnings Before Interest Taxes & Depreciation (“EBITD”) from continuing operations improved 54 percent to $7,602,000, compared to $4,947,000 in the year-earlier period.

Revenues from continuing operations for the first half of 2002 amounted to $235,823,000, compared to $240,855,000 for the first half of 2001. Net income from continuing operations for the six-month period improved to $3,801,000, or $0.39 per basic and diluted share ($0.44 per basic and diluted share excluding the $0.05 per basic and diluted share impact of the special one-time retirement bonus awarded to the former President and Chief Executive Officer in the first quarter of 2002). For the six months ended June 30, 2001, the Company incurred a loss of $536,000 from

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Vitran Q2 2002, 7/26/02	page 2 of 4

continuing operations, or $0.05 per basic and diluted share. Per share results are based on 9,773,705 and 9,859,778 weighted average shares outstanding during the 2002 and 2001 six-month periods, respectively.

Income from operations for Vitran’s LTL business in the 2002 second quarter rose more than 100 percent to $5,799,000, compared with $2,827,000 in the same period last year. The operating ratio for this unit during the quarter improved to 93.9%, versus 97.0% in 2001.

Vitran Logistics recorded income from operations of $338,000 for the three-month period ended June 30, 2002, compared to an operating loss of $18,000 in the same period in 2001.

The Truckload business unit achieved income from operations of $580,000 for the quarter, compared to $625,000 for the prior-year quarter.

President and Chief Executive Officer Richard E Gaetz, stated, “Our solid operating performance in the second quarter and first half of 2002 is especially gratifying given the continued sluggishness in the North American economy. It is clear that strategic initiatives taken to control costs and improve efficiencies are reaping benefits throughout our organization. Based on our strong cash flow and operating performance in the first half of this year we have made significant progress in reducing long-term debt, repaying $12.8 million over the six-months, including $8.7 million in the second quarter. Importantly, Vitran’s U.S. LTL business also continues to gain momentum and post improved results.”

As result of the new accounting standard applicable to goodwill, the 2002 three-month and six-month period results do not include amortization expense that otherwise accounted for $0.05 and $0.10 per share basic and diluted share in the same periods of 2001, respectively. Also required by the new accounting standard, the Company completed its initial goodwill impairment test and concluded that the fair value of Vitran’s LTL business units exceeded the carrying value. However, the Company has determined that an opening retained earnings charge will be required for Vitran’s other reporting units. The amount of the charge has not yet been finalized, but will not exceed $5.0 million. This will be a non-cash charge and have no impact on reported earnings.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, intermodal and truck brokerage services. Further Company information is available at http://www.vitran.com.

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Vitran Q2 2002, 7/26/02	page 3 of 4

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

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Vitran Corporation Inc.
Balance Sheet
June 30, 2002 (unaudited)
(in thousands of Canadian dollars)

Current assets	$65,937
Fixed assets	48,505
Goodwill and other assets	71,904

$186,346

Current liabilities	$54,775
Long-term debt	52,065

106,840
Shareholders’ equity	79,506

$186,346

(statements of income follows)

Vitran Q2 2002, 7/26/02	page 4 of 4

VITRAN CORPORATION INC.
Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months		Six Months
	Ended June 30,		Ended June 30
	(unaudited)		(unaudited)

	2002	2001	2002	2001

Revenues	$121,576	$120,975	$235,822	$240,855
Operating expenses	100,636	102,128	196,998	205,519

Gross profit	20,940	18,847	38,824	35,336

Selling, general and administrative expenses	13,338	13,900	26,551	26,866

Income from operations before depreciation	7,602	4,947	12,273	8,470
Depreciation	2,005	2,523	4,195	5,080

Income from operations	5,597	2,424	8,078	3,390
Net interest expense	1,418	1,462	2,848	3,285
Gain/(loss) on sale of assets	(135)	(186)	(424)	(58)

	1,553	1,648	3,272	3,343
Income/(loss) before income taxes, minority interest and amortization	4,044	776	4,806	47
Income taxes/(recovery)	1,136	97	1,005	(332)
Minority interest	—	91	—	132
Amortization net of income taxes	—	524	—	1,047

Income (loss) from continuing operations	2,908	246	3,801	(536)
Income (loss) from discontinued operations	—	(4,424)	—	(4,932)

Net (loss) income	$2,908	$(4,178)	$3,801	$(5,468)

Earnings (loss) per share basic and diluted:
Continuing operations	$0.30	$0.03	$0.39	$(0.05)

Discontinued operations	$—	$(0.45)	$—	$(0.50)

Net income	$0.30	$(0.42)	$0.39	$(0.55)

Number of shares outstanding	9,742,623	9,859,778	9,773,705	9,859,778

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

Second Quarter	US LTL	Yr. over Yr.	CDN LTL	Yr. over Yr.
Operating Data	($US)	% Change	($CDN)	% Change

Revenue (000’s)	$39,209	–0.9%	$35,272	3.1%
No. of Shipments	369,146	1.7%	201,501	–0.8%
Weight (000 lbs)	507,641	6.1%	401,636	–3.2%
Revenue per shipment	$106.21	–2.6%	$175.05	4.0%
Weight per shipment (lbs)	1,375	4.3%	1,993	–2.4%